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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                         ----------------------------

                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. __)(1)

                             The Maxim Group, Inc.
                                (Name of Issuer)

                         Common Stock, $.001 par value
                         (Title of Class of Securities)

                                  57772J 10 4
                                 (CUSIP Number)


                                October 6, 1998
             Date of Event which requires filing of this Statement


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]      Rule 13d-1(b)
         [X]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)


         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  57772J 10 4

1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Julian D. Saul

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

5.       SOLE VOTING POWER

         1,826,984

6.       SHARED VOTING POWER

         -0-

7.       SOLE DISPOSITIVE POWER

         1,826,984

8.       SHARED DISPOSITIVE POWER

         -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,826,984

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                   [ ]



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
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.5%

12.      TYPE OF REPORTING PERSON

         IN


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CUSIP No.    57772J 10 4

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Julian D. Saul Family Trust

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a)      [ ]
         (b)      [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Georgia (U.S.A.)

5.       SOLE VOTING POWER

         1,808,037

6.       SHARED VOTING POWER

         -0-

7.       SOLE DISPOSITIVE POWER

         1,808,037

8.       SHARED DISPOSITIVE POWER

         -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

         1,808,037

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                   [ ]



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
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         9.4%

12.      TYPE OF REPORTING PERSON

         00



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
Item 1.

         (a)      Name of Issuer:

                  The Maxim Group, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  210 Town Park Drive
                  Kennesaw, Georgia 30144

Item 2.

         (a)      Name of Person Filing:

                  (1)      Julian D. Saul, individually, and as the sole Trustee for the Julian D. Saul
                           Family Trust

                  (2)      Julian D. Saul Family Trust (the "Trust")

         (b)      Address of Principal Business Office or, if None, Residence:

                  (1)      Mr. Saul:        702 Mt. Sinai Road, Dalton, Georgia 30720

                  (2)      The Trust:       702 Mt. Sinai Road, Dalton, Georgia 30720

         (c)      Citizenship:

                  (1)      Mr. Saul:        United States of America

                  (2)      The Trust:       State of Georgia (U.S.A.)

         (d)      Title of Class of Securities:

                  Common Stock, $.001 par value

         (e)      CUSIP Number:

                  57772J 10 4



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
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable

                  If this statement is filed pursuant to Rule 13d-1(c), check this box |X|

Item 4.           Ownership:

         (a)      Amount beneficially owned:

                  (1)      Mr. Saul:        1,826,984 shares (1)

                  (2)      The Trust:       1,808,037 shares

         (b)      Percent of class:

                  (1)      Mr. Saul:        9.5%

                  (2)      The Trust:       9.4%

         (c)      Number of shares as to which such person has:

                           (a)      Sole power to vote or to direct the vote:

                                    (1)     Mr. Saul:         1,826,984 shares (1)

                                    (2)     The Trust:        1,808,037 shares

                           (b)      Shared power to vote or to direct the vote:0

                                    (1)     Mr. Saul:         0

                                    (2)     The Trust:        0

                           (c) Sole power to dispose or to direct the disposition of:

                                    (1)     Mr. Saul:         1,826,984 shares (1)

                                    (2)     The Trust:        1,808,037 shares



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
                           (d) Shared power to dispose or to direct the disposition of:

                                    (1)     Mr. Saul:         0

                                    (2)     The Trust:        0

---------------
(1) Includes 1,808,037 shares held of record by the Trust, of which Mr. Saul is the sole Trustee. As the Trustee, Mr. Saul has sole voting and dispositive powers over all of the shares held by the Trust. Excludes 63,016 shares held by Anita Saul, Mr. Saul's spouse, as sole Trustee of the Anita Saul Family Trust. Mr. Saul disclaims beneficial ownership of such shares.

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  See Item 4.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not applicable

Item 8.           Identification and Classification of the Members of the Group:

                  Not applicable

Item 9.           Notice of Dissolution of Group:

                  Not applicable

Item 10.          Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          /s/ Julian D. Saul
Date:  October 12, 1998                   -------------------------------------
                                          Julian D. Saul



                                          JULIAN D. SAUL FAMILY TRUST

                                          /s/ Julian D. Saul
Date:  October 12, 1998                   -------------------------------------
                                          By:  Julian D. Saul, Trustee



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